# SEC Schedule 13G/A (Amendment No. 17) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: INTERNATIONAL ISOTOPES INC., CIK 0001038277
CUSIP: 45972C102
Title of class of securities: Common Stock, $.01 par value
Address of issuer's principal executive offices: 4137 Commerce Circle, Idaho Falls, Idaho (ID), 83401
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001436962

## Reporting persons
- Kennerman Associates, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 234,864,948; aggregate amount beneficially owned 234,864,948 (42.4% of the class)
  Comment: (9) Includes (i) 4,000,000 shares of common stock subject to vested stock options exercisable within 60 days of December 31, 2024 and (ii) 26,300,000 shares of common stock issuable upon conversion of the issuer's Series C Convertible Redeemable Preferred Stock ("Series C Preferred Stock").
  
  (11) Based on 523,706,140 shares of common stock outstanding as of February 26, 2025 as reported in the issuer's Annual Report on Form 10-K for the year ended December 31, 2024.
- CHRISTOPHER GROSSO: type of reporting person: investment adviser (IA); citizenship or place of organization: New York (NY); sole voting power 60,001,807; shared voting power 4,831,428; sole dispositive power 4,000,000; shared dispositive power 56,001,807; aggregate amount beneficially owned 64,833,235 (12.1% of the class); the aggregate amount excludes certain shares
  Comment: (5) Includes (i) 4,000,000 shares of common stock subject to vested stock options exercisable within 60 days of December 31, 2024 and (ii) 5,040,000 shares of common stock issuable upon conversion of Series C Preferred Stock.
  
  (6) Includes (i) 1,958,928 shares of common stock and (ii) 2,000,000 shares of common stock issuable upon conversion of Series C Preferred Stock, in each case held by the reporting person's father, for which the reporting person shares investment control. Also includes (i) 522,500 shares of common stock and (ii) 350,000 shares of common stock issuable upon conversion of Series C Preferred Stock, in each case held by the reporting person's son, for which the reporting person shares investment control.
  
  (10) Excludes 170,186,913 shares of common stock owned by various investment advisory clients of Kennerman Associates, Inc. d/b/a Kershner Grosso & Co.
  
  (11) Based on 523,706,140 shares of common stock outstanding as of February 26, 2025 as reported in the issuer's Annual Report on Form 10-K for the year ended December 31, 2024.

## Item 1. Issuer
Name of issuer: INTERNATIONAL ISOTOPES INC.
Address of issuer's principal executive offices: 4137 Commerce Circle Idaho Falls, ID, 83401

## Item 2. Person Filing
Name of person filing:
This statement is being filed on behalf of each of the following persons (each, a "Reporting Person" and together, the "Reporting Persons"):

Kennerman Associates, Inc. d/b/a Kershner Grosso & Co.

Christopher Grosso
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is:

480 Broadway, Suite 310, Saratoga Springs, NY 12866
Citizenship: See row 4 of the cover page of each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
See row 9 of the cover page of each Reporting Person.

As of the date of this filing, each of Kennerman Associates, Inc. d/b/a Kershner Grosso & Co. and Christopher Grosso beneficially own the aggregate number and percentage of common stock of International Isotopes Inc. as set forth on each applicable coverpage above.

As of the date of this filing, Kennerman Associates, Inc. d/b/a Kershner Grosso & Co. had beneficial ownership of 234,864,948 shares of common stock of International Isotopes Inc. ("Shares"), including (i) vested options to purchase 4,000,000 Shares that were exercisable within 60 days of December 31, 2024 ("Options"), and (iii) 26,300,000 shares of common stock issuable upon conversion of the issuer's Series C Convertible Redeemable Preferred Stock ("Series C Preferred Stock"). Christopher Grosso is a principal of Kennerman Associates, Inc., and may be deemed to have beneficial ownership of the Shares and Options beneficially owned by Kennerman Associates, Inc.

The filing of this report shall not be construed as an admission that Christopher Grosso is, for purposes of Section 13(d) or 13(g) of the Act or for any other purposes, the beneficial owner of the Shares or other securities. Christopher Grosso disclaims beneficial ownership of 170,186,913 shares, Series C Preferred Stock or other securities covered by this Schedule 13G/A.
Percent of class:
See row 11 of the cover page of each Reporting Person.

Based on 523,706,140 shares of common stock outstanding as of February 26, 2025 as reported in the issuer's Annual Report on Form 10-K for the year ended December 31, 2024.
Sole power to vote or to direct the vote: See row 5 of the cover page of each Reporting Person.
Shared power to vote or to direct the vote: See row 6 of the cover page of each Reporting Person.
Sole power to dispose or to direct the disposition: See row 7 of the cover page of each Reporting Person.
Shared power to dispose or to direct the disposition: See row 8 of the cover page of each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 4(a) above.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Kennerman Associates, Inc.: /s/ Christopher Grosso, President (04/30/2025)
- CHRISTOPHER GROSSO: /s/ Christopher Grosso, Christopher Grosso (04/30/2025)